SCHEDULE OF SERIES PROVISIONS

PREFERRED SHARES, SERIES 1

The Preferred Shares, Series 1 ("Performance Shares") shall be limited in number to 10,000,000 and shall have attached thereto the following rights, privileges, restrictions and conditions (collectively the "Series 1 Provisions"):

1.

Interpretation

1.1

Where used in these Series 1 Provisions the following terms shall have the following meanings:

(a)

"Board of Directors" means the board of directors of the Corporation;

(b)

"Change of Control" means, and shall be deemed to have occurred immediately, on the occurrence of any of the following:

(i)

the acceptance by the holders of Common Shares, representing in the aggregate, fifty (50%) percent or more of all issued Common Shares, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Common Shares; provided that no Change of Control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board of Directors immediately prior to the effective date of such transaction constitute a majority of the board of directors of the resulting corporation following such effective date;

(ii)

the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares acquired), directly or indirectly, of beneficial ownership of such number of Common Shares or rights to Common Shares of the Corporation, which together with such person’s then owned Common Shares and right to Common Shares, if any, represent (assuming the full exercise of such rights to voting securities) fifty (50%) percent or more of the combined voting rights of the Corporation's then outstanding Common Shares;

(iii)

the entering into of any agreement by the Corporation to merge, consolidate, restructure, amalgamate, initiate an arrangement or be absorbed by, into or with another corporation; provided that no Change of Control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board of Directors immediately prior to the effective date of such transaction constitute a majority of the board of directors of the resulting corporation following such effective date; and

(iv)

the passing of a resolution by the board of directors or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement).

Notwithstanding the foregoing, for the purposes hereof, the acquisition of Common Shares or voting rights by George Liszicasz shall not constitute a Change of Control.

(c)

"Common Shares" means the common shares in the capital of the Corporation and shall include any and all shares resulting from any subdivision, re-division, reduction, combination or consolidation, merger, amalgamation, arrangement or reorganization;

(d)

"Conversion" means a conversion of the Performance Shares into Common Shares in the manner set forth in Section 4;

(e)

"Conversion Rate" means the number of Common Shares into which each Performance Share is convertible, which number at the date hereof shall be one Common Share for each one Performance Share;

(f)

"Conversion Date" shall have the meaning attributed thereto pursuant to Section 4.2 hereof;

(g)

"Corporation" means Energy Exploration Technologies Inc.;

(h)

"Expiry Date" means December 31, 2015;

(i)

"Expiry Time" means 4:30 p.m. (Calgary time) on the Expiry Date;

(j)

"Gross Revenues" at any point of time means the cumulative, aggregate revenues of the Corporation, earned beginning on January 1, 2007 from time to time before the Expiry Date.  For further certainty, Gross Revenues shall be determined on a consolidated basis with any subsidiaries of the Corporation in accordance with generally accepted accounting principles as reported in the Corporation's annual audited consolidated financial statements and will include the proceeds of sale of assets by the Corporation or its subsidiaries.  In the event that the reporting currency of the Corporation's financial statements are other than in United States dollars, then Gross Revenue shall be the United States dollar equivalent of reported Gross Revenue; determined with reference to the Bank of Canada average daily noon rate for the currency in question for each of the years ended in the period.

(k)

"person" means an individual, corporation, partnership, trustee or any unincorporated organization and words importing persons have a similar meaning;

(l)

"Redemption Date" has the meaning ascribed thereto in subsection 6.2;

(m)

"Redemption Price" means $0.001;

(n)

"Sale Price" means the price per Common Share of the Corporation paid by an acquiror on a transaction constituting a Change of Control or the per share amount received by holders of Common Shares on a liquidation of assets or winding-up of the Corporation's business or re-arrangement of the Corporation's business and, where consideration for Common Shares or per share amount is in a form other than cash, the nearest cash equivalent as determined by the Board of Directors, such price to be adjusted in accordance with Section 5 hereof;

1.2

Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

1.3

The division of these terms and conditions into Sections and subsections and the insertion of headings are for convenience of reference only and will not affect the construction of interpretation thereof.

2.

Voting Rights

2.1

Subject to applicable law, the holders of the Performance Shares shall not be entitled as such to any voting rights or to receive notice of or to attend any meeting of the shareholders of the Corporation.

3.

Dividends

3.1

The holders of the Performance Shares shall not be entitled to receive any dividends on the Performance Shares.

4.

Conversion

4.1

The Performance Shares shall become convertible as follows:

(a)

as to 20% of the total issued Performance Shares on the date hereof;

(b)

as to 20% of the total issued Performance Shares on the date Gross Revenues reach $50 million;

(c)

as to 20% of the total issued Performance Shares on the date Gross Revenues reach $100 million;

(d)

as to 20% of the total issued Performance Shares on the date Gross Revenues reach $250 million; and

(e)

as to 20% of the total issued Performance Shares on the date Gross Revenues reach $500 million.

4.2

Upon a Change of Control, as to the amount of Performance Shares not yet expired, converted or redeemed, as the case may be, in accordance with the terms hereof, the Performance Shares shall become convertible as follows:

(a)

as to all of the total issued Performance Shares if the Sale Price is equal to or exceeds $10;

(b)

as to 60% of the total issued Performance Shares if the Sale Price is equal to or exceeds $5; and

(c)

as to 20% of the total issued Performance Shares regardless of the Sale Price.

Each such date referred to in Subsection 4.1(a) to (e) or the date of a Change of Control being a "Conversion Date".  The Performance Shares specified above held by the holder shall be convertible at the option of the holder, subject to the terms and provisions hereof, into Common Shares at the Conversion Rate, without payment of any additional consideration.

4.3

Upon a Change of Control, a holder shall be entitled to convert, in accordance with the terms hereof, in full or in part, the Performance Shares specified is Section 4.2 hereof,  until the expiration of ninety (90) days after the Change of Control.

4.4

The Conversion shall be evidenced by the holder delivering at any time during usual business hours at the head office of the Corporation:

(a)

written notice, signed by the holder, specifying the number of Performance Shares to be converted; and

(b)

the certificate or certificates representing the Performance Shares to be converted.

In the event that only part of the Performance Shares represented by a certificate or certificates are to be converted, the holder shall be entitled to receive, at the expense of the Corporation, a new certificate representing the Performance Shares represented by such certificate or certificates, which have not yet been converted. Upon the surrender of any Performance Shares for Conversion, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Performance Shares so surrendered, a certificate or certificates issued in the name of, or in such name or names as may be directed by, such holder representing the number of Common Shares to which such holder is entitled rounded to the nearest whole number of Common Shares. The rights of the holder of such Performance Shares, as the holder thereof, shall cease at the Conversion Date and the person or persons entitled to receive Common Shares upon such

Conversion shall be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.

4.5

The registered holder of any Common Shares resulting from any Conversion shall be entitled to rank equally with the registered holders of all other Common Shares in respect of all dividends declared payable to holders of Common Shares of record on any date after the Conversion Date.

4.6

The Board of Directors shall have the right at any time to cause the conversion of all or a portion of the Performance Shares in the discretion of the Board of Directors.

4.7

The issuance of certificates for Common Shares upon Conversion shall be made without charge to the holders of the Performance Shares so converted for any fee or tax (other than tax on the income of the holders) in respect of the issuance on such certificates or the Common Shares represented thereby.

4.8

The Corporation shall be entitled to make all tax withholdings, if any, as required by law, with respect to a conversion of Performance Shares for Common Shares.

5.

Adjustments

5.1

If the Corporation shall:

(a)

declare a dividend or make a distribution on its outstanding Common Shares payable in Common Shares;

(b)

divide its outstanding Common Shares into greater number of shares; or

(c)

consolidate its outstanding Common Shares into a smaller number of shares;

then the conversion basis referred to in Section 4 above shall be proportionately adjusted effective immediately after the record date determined for the purposes of such divided, distribution, subdivision or consolidation.  In the case of events referred to in (a) and (b) above, the conversion basis shall be increased in proportion to the increase to the number of outstanding Common Shares resulting from such dividend, distribution or subdivision and, in the case of the events referred to in (c) above, the conversion basis shall be decreased in proportion to the decrease in the number of outstanding shares resulting from such consolidation.

5.2

In the case of any reclassification or change (other than changes resulting only from consolidation or subdivision) of the Common Shares, or in the case of any amalgamation, consolidation or merger of the Corporation with or into any other corporation, or in the case of any sale of the properties and assets of the Corporation as or substantially as an entirety to any other corporation (such even not constituting a Change of Control), each Performance Share, shall after such reclassification, change, amalgamation, consolidation, merger or sale be convertible into the number of Common Shares or other securities or property of the Corporation, or such continuing, successor or purchasing corporation, as the case may be, to which a holder of the number of Performance Share would have been issued if such Performance Share had been converted immediately prior to such reclassification, change, amalgamation, consolidation, merger or sale.  The Board of Directors of the Corporation shall determine such entitlement and any such determination shall be conclusive and binding on the Corporation and the holders of the Performance Shares.  No such reclassification, change, amalgamation, consolidation, merger or sale shall be carried into effect unless, in the opinion of the Board of Directors, all necessary steps shall have been taken to ensure that the holders of the Performance Shares shall thereafter be entitled to receive such number of Common Shares or other securities or property of the Corporation, or such continuing, successor or purchasing corporation, as the case may be, subject to adjustments thereafter in accordance with the provisions similar, as nearly as may be, to those contained in this clause.

6.

Redemption

6.1

Subject to applicable law and subject to the Corporation's right to cause the conversion of the Performance Shares pursuant to Section 4.6, the Corporation shall be required to redeem and shall be deemed to have redeemed all of the Performance Shares held by a holder at the Expiry Time on the Expiry Date at a price per share equal to the Redemption Price.

6.2

On any redemption of Performance Shares under this Section 6, the Corporation shall give a notice in writing of the Corporation's redemption of the Performance Shares (the "Redemption Notice") to each person who at the date of giving of such notice is a registered holder of Performance Shares to be redeemed. The Redemption Notice shall set out the date the Performance Shares are to be redeemed or are deemed to have been redeemed (the "Redemption Date") and the number of Performance Shares which are to be redeemed or are deemed to have been redeemed.

6.3

The Redemption Price (less any tax required to be withheld by the Corporation) shall be paid by cheque payable in lawful money of Canada at par at any branch in Alberta of the Corporation's bankers for the time being or by such other reasonable means as the Corporation deems desirable. The mailing of such cheque from the Corporation's head office, or the payment by such other reasonable means as the Corporation deems desirable, within ten (10) days of the Redemption Date, shall be deemed to be payment of the Redemption Price represented thereby on the Redemption Date unless the cheque is not paid upon presentation or payment by such other means is not received. Notwithstanding the foregoing, the Corporation shall be entitled to require at any time, and from time to time, that the Redemption Price be paid to holders of Performance Shares only upon presentation and surrender at the head office of the Corporation or at any other place or places in Alberta designated by the Redemption Notice of the certificate or certificates for such Performance Shares to be redeemed.

6.4

If a part only of the Performance Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

6.5

At any time after a Redemption Notice is given, the Corporation shall have the right to deposit the Redemption Price of any or all Performance Shares to be redeemed with any chartered bank or banks or with any trust company or trust companies in Alberta named for such purpose in the Redemption Notice to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made or upon the Redemption Date, whichever is later, the shares in respect of which such deposit has been made shall be and be deemed to be redeemed and the rights of the holders of such shares shall be limited to receiving, without interest, the proportion of the amount so deposited applicable to their respective shares. Any interest allowed on such deposit or deposits shall accrue to the Corporation.

6.6

From and after the Redemption Date, the holders of Performance Shares called for redemption shall not be entitled to exercise any of the rights of shareholders in respect of such Performance Shares unless payment of the Redemption Price shall not be duly made by the Corporation, in which event the rights of such holders shall remain unaffected until the Redemption Price has been paid in full.

6.7

Performance Shares which are redeemed or deemed to be redeemed in accordance with this Section 6 shall, subject to applicable law, be cancelled and shall not be reissued by the Corporation.

7.

Liquidation

7.1

The holders of Performance Shares shall not be entitled in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs to any return of capital other than payment of the Redemption Price for each Performance Share in preference to the holders of Common Shares.

7.2

After payment to the holders of the Performance Shares of the amounts so payable to them in accordance with this Section 7, the holders of Performance Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

8.

Amendments

8.1

The rights, privileges, restrictions and conditions attached to the Performance Shares may be amended, modified, suspended, altered or repealed but only if consented to, or approved by, the holders of the Performance Shares in the manner hereinafter specified and in accordance with any requirements of applicable law.

9.

Approval by Holders of Performance Shares

9.1

For the purpose of Section 8, any consent or approval given by the holders of Performance Shares shall be deemed to have been sufficiently given if it shall have been given in writing by all the holders of the outstanding Performance Shares or by a resolution passed at a meeting of holders of Performance Shares duly called and held upon not more than twenty-one (21) days' notice in writing to the holders at which the holders of not less than 50% of the then issued and outstanding Performance Shares are present or are represented by proxy and carried by the affirmative vote of two-thirds of the votes cast at such meeting.  On every ballot cast at every meeting of the holders of the Performance Shares, every holder of a Performance Share shall be entitled to one (1) vote in respect of each Performance Share held.  Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation.

10.

Transfer

10.1

Except with the consent of the Board of Directors the Performance Shares shall not be transferable.